Exhibit 99.1

Condensed Interim Consolidated Financial Statements

As at June 30, 2021 and for the three-month AND SIX-MONTH periodS ended JUNE 30, 2021 and 2020

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	4
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

(2)

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	June 30, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash and cash equivalents	69,868	24,271
Trade and other receivables (note 5)	1,493	1,681
Inventory	59	21
Prepaid expenses and other current assets (note 6)	3,308	1,913
Total current assets	74,728	27,886
Restricted cash equivalents	328	338
Right of use assets	102	157
Property, plant and equipment	38	22
Identifiable intangible assets	541	59
Other assets	82	—
Goodwill	8,533	8,815
Total Assets	84,352	37,277
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	1,848	2,199
Current portion of provisions (note 8)	85	92
Income taxes	383	395
Current portion of deferred revenues	2,125	2,193
Current portion of lease liabilities	106	135
Total current liabilities	4,547	5,014
Deferred revenues	3,314	3,289
Lease liabilities	12	49
Employee future benefits (note 9)	14,867	15,435
Provisions (note 8)	265	279
Total liabilities	23,005	24,066
SHAREHOLDERS’ EQUITY
Share capital (note 10)	293,347	235,008
Warrants (note 10)	5,103	12,402
Other capital (note 10)	89,750	89,505
Deficit	(326,229)	(322,659)
Accumulated other comprehensive loss (“AOCI”)	(624)	(1,045)
Total shareholders’ equity	61,347	13,211
Total liabilities and shareholders’ equity	84,352	37,277

Commitments and contingencies (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert Chair of the Board	Dennis Turpin Director

(3)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended june 30, 2021 and 2020

(In thousands of US dollars, except per share data, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2021	62,678,613	235,008	12,402	89,505	(322,659)	(1,045)	13,211
Net loss	—	—	—	—	(3,484)	—	(3,484)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	421	421
Actuarial (loss) on defined benefit plans (note 9)	—	—	—	—	(86)	—	(86)
Comprehensive loss	—	—	—	—	(3,570)	421	(3,149)
Issuance of common shares and warrants, net of transaction costs (note 10)	23,586,207	29,082	1,897	—	—	—	30,979
Exercise of warrants (note 10)	35,011,187	29,769	(9,728)	—	—	—	20,041
Transfer of warrant issuance costs upon 2021 exercise of warrants (note 10)	—	(532)	532	—	—	—	—
Exercise of deferred share units (note 10)	21,000	20		(28)			(8)
Share-based compensation costs	—	—	—	273	—	—	273
Balance – June 30, 2021	121,297,007	293,347	5,103	89,750	(326,229)	(624)	61,347

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2020	19,994,510	224,528	—	89,806	(316,891)	94	(2,463)
Net loss	—	—	—	—	(2,671)	—	(2,671)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	1	1
Actuarial (loss) on defined benefit plans	—	—	—	—	(30)	—	(30)
Comprehensive loss	—	—	—	—	(2,701)	1	(2,700)
Reclassification of warrants upon registration	—	—	4,237	—	—	—	4,237
Issuance of common shares and warrants, net of transaction costs	3,589,561	2,196	—	(362)	—	—	1,834
Share-based compensation costs	—	—	—	23	—	—	23
Balance – June 30, 2020	23,584,071	226,724	4,237	89,467	(319,592)	95	931

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three AND SIX months ended JUNE 30, 2021 and 2020

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
	$	$	$	$
Revenues (note 4)
Royalty income	19	10	27	24
Product sales	—	—	—	1,016
Supply chain	43	40	84	81
Licensing revenue	537	18	1,074	37
Total revenues	599	68	1,185	1,158
Operating expenses
Cost of sales	12	12	41	874
Research and development costs	738	189	1,101	508
General and administrative expenses	1,645	1,141	2,909	2,265
Selling expenses	318	199	564	447
Gain on modification of building lease	—	(34)	—	(219)
Total operating expenses (note 11)	2,713	1,507	4,615	3,875
Loss from operations	(2,114)	(1,439)	(3,430)	(2,717)
Gain (loss) due to changes in foreign currency exchange rates	82	130	(166)	26
Change in fair value of warrant liability	—	(2,139)	—	331
Other finance costs	(7)	(2)	(17)	(311)
Net finance income (costs)	75	(2,011)	(183)	46
Loss before income taxes	(2,039)	(3,450)	(3,613)	(2,671)
Income tax recovery	—	—	129	—
Net loss	(2,039)	(3,450)	(3,484)	(2,671)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(126)	(209)	421	1
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 9)	(968)	(1,418)	(86)	(30)
Comprehensive loss	(3,133)	(5,077)	(3,149)	(2,700)
Net loss per share [basic and diluted]	(0.02)	(0.15)	(0.03)	(0.12)
Weighted average number of shares outstanding (note 14):
Basic	121,203,227	23,515,579	108,395,537	22,519,497
Diluted	121,203,227	23,515,579	108,395,537	22,519,497

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Condensed Interim Consolidated Statements of Cash Flows

For the three AND SIX months ended june 30, 2021 and 2020

(In thousands of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(2,039)	(3,450)	(3,484)	(2,671)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability	—	2,139	—	(331)
Transaction costs of warrants issued and expensed as finance cost	—	—	—	310
Utilization of provision (note 8)	1	(21)	20	(348)
Depreciation and amortization	36	39	72	146
Gain on modification of building lease	—	(34)	—	(219)
Share-based compensation costs	260	89	273	(23)
Employee future benefits (note 9)	50	50	99	99
Amortization of deferred revenues	(537)	(23)	(1,074)	(37)
Foreign exchange on items denominated in foreign currencies	(54)	(84)	212	(32)
Gain on disposal of property, plant and equipment	(1)	(2)	(1)	(2)
Other non-cash items	(114)	22	(85)	7
Interest accretion on lease liabilities	1	(4)	3	(15)
Payment of income taxes	(517)	(637)	(1,641)	(1,448)
Other asset	(82)	—	(82)	—
Changes in operating assets and liabilities (note 12)	(639)	(494)	1,008	(290)
Net cash used in operating activities	(3,635)	(2,410)	(4,680)	(4,854)
Cash flows from financing activities
Issuance of common shares (note 10)	—	—	34,200	—
Issuance of common shares and warrants (note 10)	—	—	—	4,500
Transaction costs (note 10)	—	(11)	(3,221)	(611)
Proceeds from exercise of warrants (note 10)	55	—	20,042	—
Payments on lease liabilities	(31)	(41)	(64)	(199)
Net cash provided by (used in) financing activities	24	(52)	50,957	3,690
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	1	6	1	6
Purchase of intangible assets	—	—	(490)	—
Purchase of property and equipment	(3)	—	(20)	—
Change in restricted cash equivalents	—	50	—	50
Net cash (used in) provided by investing activities	(2)	56	(509)	56
Effect of exchange rate changes on cash and cash equivalents	110	(33)	(171)	13
Net change in cash and cash equivalents	(3,503)	(2,439)	45,597	(1,095)
Cash and cash equivalents – Beginning of period	73,371	9,182	24,271	7,838
Cash and cash equivalents – End of period	69,868	6,743	69,868	6,743

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

1.    Business overview

Summary of business

Aeterna Zentaris (the “Company” or “Aeterna”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed in the U.S. under the tradename Macrilen™ through a license agreement with Novo Nordisk Biopharm Limited (“Novo Nordisk”) where Aeterna Zentaris receives royalties on net sales. Macimorelin will be marketed in Europe and the United Kingdom through a license agreement with Consilient Health Ltd. (“Consilient Health”) and Aeterna Zentaris will receive royalties on net sales and other potential payments. The Company is conducting the Phase 3 study (“DETECT” trial) for macimorelin in the U.S. and Europe for the diagnosis of childhood-onset growth hormone deficiency (“CGHD”) in collaboration with Novo Nordisk. Novo Nordisk is paying 100% of costs up to €9,000 (approximately $10,700) and includes reimbursement of Aeterna’s budgeted internal labor costs and any additional external jointly approved DETECT trial costs incurred over €9,000 (approximately $10,700) will be shared equally between Novo Nordisk and Aeterna. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value.

In addition, the Company is pursuing innovative development candidates in different indications with a focus on rare or orphan indications and potential for pediatric use.

COVID-19 impact

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation and, to date, the Company has not experienced significant business disruption from COVID-19. The situation is dynamic with various cities and countries around the world are responding in different ways to address the outbreak. The spread of COVID-19 may impact the Company’s operations, including the potential interruption of our clinical trial activities and the Company’s supply chain, or that of the Company’s licensee. For example, the COVID-19 outbreak may delay enrollment in the Company’s clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in the Company’s trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay the Company’s ability to conduct clinical trials or release clinical trial results and could delay the Company’s ability to obtain regulatory approval and commercialize the Company’s product candidates. The pandemic may also impact the ability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. The Company’s licensee may be impacted due to significant delays of diagnostic activities in the U.S. Management will continue to monitor and assess the impact of the pandemic on its judgments, estimates, accounting policies and amounts recognized in these consolidated financial statements. As at June 30, 2021, the Company assessed the possible impacts of COVID-19 on its financial results. The Company has considered any impairment indicators on its financial assets, property, plant and equipment, intangible assets, and goodwill and considered no changes from the carrying amount were required in the reporting period.

(7)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020. The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on August 4, 2021.

2.    Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS applicable to interim financial statements. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended except for the following:

Intangible assets

Separately acquired intangible assets are recognized at the price paid in cash, less amortization and impairments. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable, or, at a minimum, annually. The recoverable amount is determined as the higher of value in use or fair value less costs to sell using a discounted cash flow calculation, where the products’ expected cash flows are risk-adjusted over their estimated remaining useful economic life. Any impairment losses are recognized immediately in the consolidated statements of comprehensive (loss) income. Intangible assets relating to products which fail during development (or for which development ceases for other reasons) are also tested for impairment and are written down to their recoverable amount (which is usually nil). If, subsequent to an impairment loss being recognized, development restarts or other facts and circumstances change indicating that the impairment is less or no longer exists, the value of the asset is re-estimated and its carrying value is increased to the recoverable amount, but not exceeding the original value, by recognizing an impairment reversal in the consolidated statements of comprehensive (loss) income. Amortization of such intangible assets begins once such assets are ready for their intended use.

(8)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

Contingent payments

The Company accounts for contingent variable payments for separately acquired intangible assets with the cost accumulation approach. Contingent consideration is not considered on initial recognition of the asset but is added to the cost of the asset initially recorded, when incurred.

Measurement uncertainty:

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

3.    Recent accounting pronouncements issued but not yet effective

The recent accounting pronouncements issued but not yet effective included in note 4 to the Company’s annual audited consolidated financial statements as at December 31, 2020 are unchanged.

4.    License, supply and distribution arrangements

        (a)  License Agreement for U.S. and Canada

Royalty income earned under the agreement with Novo Nordisk agreement for the six-month period ended June 30, 2021 was $19 (2020 - $24) and during the six-month period ended June 30, 2021, the Company invoiced Novo Nordisk $3,324 for the DETECT trial costs (2020 - $310), which is recorded as a reduction in research and development expenses, and $83 for supply chain activities and recognized as revenues $83 (2020 - $85 and $81), which is recorded as revenue, both in the condensed interim consolidated statements of comprehensive loss.

        (b)   License agreement for the European Union and the United Kingdom

On December 7, 2020, the Company entered into an exclusive licensing and supply agreements with Consilient Health Ltd. (“CH” or “Consilient Health”) for the commercialization in the European Union and the United Kingdom of macimorelin in any diagnostic application. As per the agreement terms, the Company received a cash payment of €1 million ($1,207) in January 2021. This cash payment has been recognized in the consolidated statement of financial position as long-term deferred revenue as it will be recognized over the supply of the licensed product that is expected to start in 2023.

(9)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

5.    Trade and other receivables

	June 30, 2021	December 31, 2020
	$	$
Trade accounts receivable (net of expected credit losses of $55 (December 31, 2020 - $55))	1,010	1,190
Value added tax and income tax receivable	462	468
Other	21	23
	1,493	1,681

6.    Prepaid expenses and other current assets

	June 30, 2021	December 31, 2020
	$	$
Prepaid insurance	651	1,021
Prepaid income taxes	2,584	873
Other	73	19
	3,308	1,913

7.    Payables and accrued liabilities

	June 30, 2021	December 31, 2020
	$	$
Trade accounts payable	607	1,187
Salaries, employment taxes and benefits	157	474
Accrued audit fees	126	144
Accrued research and development costs	642	23
Other accrued liabilities	316	371
	1,848	2,199

(10)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

8.    Provisions

The changes in the Company’s provisions for onerous contracts can be summarized as follows:

Cetrotide(R) onerous contracts
$
Balance – January 1, 2021	371
Utilization of provisions	(25)
Change in provisions	20
Impact of foreign exchange rate changes	(16)
Balance – June 30, 2021	350
Less current portion	85
Non-current portion	265

9.    Employee future benefits

The Company sponsors pension plans in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company’s accrued benefit obligations is summarized as follows:

	June 30, 2021			Year ended December 31, 2020
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	15,341	94	15,435	13,788
Current service cost	31	2	33	54
Interest cost	45	—	45	163
Actuarial (gain) loss arising from changes in financial assumptions	86	—	86	651
Benefits paid	(230)	(2)	(232)	(532)
Impact of foreign exchange rate changes	(498)	(2)	(500)	1,311
Balances – End of the period	14,775	92	14,867	15,435
Amounts recognized:
In net loss	(76)	—	(76)	(218)
In other comprehensive loss	(412)	(2)	(414)	(1,961)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Discount rates were 0.6% at December 31, 2020, 1% at March 31, 2021 and 1% at June 30, 2021.

10.  Share capital, warrants and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

(11)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

2021

During the second quarter of 2021, directors who were no longer on the Company’s Board redeemed their DSUs in full whereby 21,000 common shares were issued.

On February 19, 2021, the Company closed a public offering of 20,509,746 common shares at a price to the public of $1.45 per common share, for gross proceeds of $29,739, before deducting underwriting discounts, commissions and offering expenses payable by the Company, in the amount of $2,837. Aeterna also granted the underwriter, which was also the Placement agent, a 30-day over-allotment option (the “Underwriter Option”) to purchase up to 3,076,461 additional common shares at the public offering price, less underwriting discounts and commissions, and 1,435,682 Placement agent warrants with an exercise price of $1.8125 and expiring on February 17, 2026. The net cash proceeds to the Company from the offering totaled $26,902. On February 22, 2021, the underwriter exercised the Underwriter Option in full and received 3,076,461 common shares for gross proceeds to the Company of $4,461. In connection with the public offering and the exercise of the Underwriter Option, the Company paid commissions and other expenses of $384 and issued 215,352 Placement agent warrants priced at $1.8125 and expiring on February 17, 2026. The net proceeds from the Underwriter Option was $4,077. Collectively, this financing is referred to as the “February 2021 Financing”. The gross proceeds of $34,200 was recorded to share capital with cash transaction costs of $3,221 and the fair value of the Placement agent warrants of $1,897 included as share issuance costs and as warrants in shareholders’ equity.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of these Placement agent warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
February 2021 Placement agent warrants – public offering	1,435,682	1.48	1.8125	0.58734%	119.18%	4.99	0.00%
February 2021 Placement agent warrants – Underwriter Option	215,352	1.48	1.8125	0.58544%	119.57%	4.98	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants.
(iii)	Based upon time to expiry from the issuance date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(12)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

During the six-month period ended June 30, 2021, holders exercised warrants as follows:

	Number Exercised	Exercise Price	Cash Receipts
September 2019 Investor warrants	2,000,000	$1.65	$3,300,000
February 2020 Investor warrants	1,739,130	$1.20	$2,086,956
July 2020 Investor warrants	20,945,555	$0.45	$9,425,500
July 2020 Placement Agent warrants	1,866,667	$0.5625	$1,050,000
August 2020 Investor warrants	7,589,883	$0.47	$3,567,245
August 2020 Placement Agent warrants	869,952	$0.7040625	$612,501
	35,011,187		$20,042,202

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, 2,608,696 investor warrants were issued at an exercise price of $1.20 per common share and 243,478 broker warrants were issued at an exercise price of $1.62 per common share. The net cash proceeds to the Company from the offering totaled $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrant liability based on the ascribed fair value and the remaining gross proceeds of $2,175 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs and the transaction costs of $310 allocated to the warrant liability were recorded as expense in the consolidated statements of comprehensive loss.

Warrants

		Weighted average exercise price
	Number	(US$)	$
Balance – January 1, 2020	—	—	—
Warrant liability reclassified to equity	16,368,033	0.8556	7,377
Warrants issued as equity, net (July 2020)	28,533,333	0.4574	5,025
Balance – December 31, 2020	44,901,366	0.6025	12,402
Warrants granted	1,651,034	1.8125	1,897
Warrants exercised	(35,011,187)	0.5725	(9,728)
Allocation of transaction costs to share capital	—	—	532
Balance – June 30, 2021	11,541,213	0.8668	5,103

During the second quarter of 2021, due to the 2021 exercise of certain of the July 2020 issued Investor and Placement Agent warrants, the Company transferred to share capital $532 of the total $666 transaction costs which were recognized in Warrants in 2020.

(13)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

Other capital

	Six-Months ended June 30, 2021
	US$ Stock options	Weighted average exercise price	DSUs
	(Number)	(US$)	(Number)
Balance – Beginning of period	506,400	1.44	173,000
Granted	—	—	280,000
Exercised	—	—	(30,000)
Balance – End of period	506,400	1.44	423,000

(14)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

11.  Operating expenses

The nature of the Company’s operating expenses from operations include the following:

	Six months ended June 30,
	2021	2020
	$	$
Key management personnel:
Salaries and short-term employee benefits	618	483
Consultant fees	86	76
Share-based compensation costs	265	127
Post-employment benefits including defined contribution plan benefits of $14 in 2021 and $9 in 2020	28	27
	997	713
Other employees:
Salaries and short-term employee benefits	508	491
Post-employment benefits including defined contribution plan benefits of $8 in 2021 and $11 in 2020	73	92
Share-based compensation costs	8	(104)
	589	479
Cost of inventory used and services provided	41	874
Professional fees	1,367	929
Consulting fees	259	274
Insurance	444	432
Third-party research and development	449	74
Travel	38	41
Marketing services	105	29
Laboratory supplies	69	—
Other goods and services	75	50
Leasing costs	64	62
Gain on modification of building lease	—	(219)
Depreciation and amortization	72	146
Operating foreign exchange losses (gains)	46	(9)
	4,615	3,875

(15)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

12.  Supplemental disclosure of cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(547)	(149)	103	(156)
Inventory	1	(8)	(39)	828
Prepaid expenses and other current assets	408	(279)	315	99
Payables and accrued liabilities	(430)	41	(315)	(451)
Taxes payable	—	—	(129)	—
Deferred revenues	3	11	1,230	(395)
Employee future benefits	(74)	(110)	(157)	(215)
	(639)	(494)	(1,008)	(290)

13.  Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

14.  Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	$	$	$	$
Net loss	(2,039)	(3,450)	(3,484)	(2,671)
Basic weighted average number of shares outstanding	121,203,227	23,515,579	108,395,537	22,519,497
Net loss income per share (basic)	(0.02)	(0.15)	(0.03)	(0.12)

Dilutive effect of stock options and DSUs	—	—	—	—
Dilutive effect of warrants	—	—	—	—
Diluted weighted average number of shares outstanding	121,203,227	23,515,579	108,395,537	22,519,497
Net loss per share (diluted)	(0.02)	(0.15)	(0.03)	(0.12)

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options and DSUs	929,400	499,410	929,400	499,410
Warrants	11,541,213	8,508,174	11,541,213	8,508,174

(16)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

Net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and warrants. In periods with reported net losses, all stock options and warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

15.  Commitments and Contingencies

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	660	1,109	1,769
1 - 3 years	584	724	1,308
4 - 5 years	—	—	—
More than 5 years	—	—	—
Total	1,244	1,833	3,077

During the first quarter of 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners with $490 in additions of separately acquired intangible assets recognized in the condensed interim consolidated statements of financial position. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company recognizes research and development milestones as an intangible asset once it is committed to the payment, which is generally when the Company reaches a set point in the development cycle.

Based on the closing exchange rates, the Company expects to pay $1,833, including $1,585 [EUR 1,518], and $248 [GBP 206], in R&D contracts and up to $4,770, including $3,179 [EUR 2,675] and $1,591 [GBP 1,150], in R&D milestone payments and up to $7,733, including $6.003 [EUR 5,050] and $1,730 [GBP 1,250], in revenue related milestone payments. The table below contains all potential R&D and revenue-related milestone payments that the Company may be required to make under such agreements:

	Future potential R&D milestone payments	Future potential revenue milestone payments	TOTAL
	$	$	$
Less than 1 year	30	—	30
1 - 3 years	—	—	—
4 - 5 years	435	—	435
More than 5 years	4,305	7,733	12,038
Total	4,770	7,733	12,503

The table excludes any payments already capitalized in the condensed interim consolidated statements of financial position. The future payments that are disclosed represent contract payments and are not discounted and are not risk-adjusted. The development of any pharmaceutical product candidates is a complex and risky process that may fail at any stage in the development process due to a number of factors. The timing of the payments is based on the Company’s current best estimate of achievement of the relevant milestone.

(17)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. This settlement was approved by the U.S. District Court for the District of New Jersey on June 3, 2021. The settlement payment will be funded entirely by Aeterna Zentaris’s insurers. As no appeals were filed within the 30-day appeal period, this matter is fully and finally settled.

(18)